Exhibit 99.2

STAR BULK CARRIERS CORP. REPORTS NET PROFIT OF $43.7 MILLION
FOR THE THIRD QUARTER OF 2023,
AND DECLARES QUARTERLY DIVIDEND OF $0.22 PER SHARE

ATHENS, GREECE, November 13, 2023 – Star Bulk Carriers Corp. (the “Company” or “Star Bulk”) (Nasdaq: SBLK), a global shipping company focusing on the transportation of dry bulk cargoes, today announced its unaudited financial and operating results for the third quarter of 2023. Unless otherwise indicated or unless the context requires otherwise, all references in this press release to “we,” “us,” “our,” or similar references, mean Star Bulk Carriers Corp. and, where applicable, its consolidated subsidiaries.

Financial Highlights

(Expressed in thousands of U.S. dollars, except for daily rates and per share data)
	Third quarter 2023	Third quarter 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Voyage Revenues	$223,087	$364,136	$685,808	$1,142,353
Net income	$43,655	$109,693	$133,849	$480,203
Adjusted Net income (1)	$33,141	$136,257	$118,709	$516,340
Net cash provided by operating activities	$67,103	$184,475	$247,173	$653,562
EBITDA (2)	$96,880	$163,807	$283,785	$635,941
Adjusted EBITDA (2)	$84,188	$189,850	$265,175	$674,030
Earnings per share basic	$0.46	$1.08	$1.31	$3.67
Earnings per share diluted	$0.45	$1.07	$1.30	$3.66
Adjusted earnings per share basic (1)	$0.35	$1.34	$1.16	$3.95
Adjusted earnings per share diluted (1)	$0.34	$1.33	$1.15	$3.94
Dividend per share for the relevant period	$0.22	$1.20	$0.97	$4.50
Average Number of Vessels	121.5	128.0	125.1	128.0
TCE Revenues (3)	$162,505	$266,720	$494,168	$909,140
Daily Time Charter Equivalent Rate ("TCE") (3)	$15,068	$24,365	$15,035	$27,418
Daily OPEX per vessel (4)	$4,914	$5,107	$4,895	$5,036
Daily OPEX per vessel (excl. non recurring expenses) (4)	$4,851	$4,769	$4,772	$4,730
Daily Net Cash G&A expenses per vessel (5)	$1,024	$950	$1,045	$1,008

______________

(1)
Adjusted Net income and Adjusted earnings per share are non-GAAP measures. Please see EXHIBIT I at the end of this release for a reconciliation to Net income and earnings per share, which are the most directly comparable financial measures calculated and presented in accordance with generally accepted accounting principles in the United States (“ U.S. GAAP”), as well as for the definition of each measure.

(2)
EBITDA and Adjusted EBITDA are non-GAAP liquidity measures. Please see EXHIBIT I at the end of this release for a reconciliation of EBITDA and Adjusted EBITDA to Net Cash Provided by / (Used in) Operating Activities, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, as well as for the definition of each measure. To derive Adjusted EBITDA from EBITDA, we exclude certain non-cash gains / (losses).

(3)
Daily Time Charter Equivalent Rate (“TCE”) and TCE Revenues are non-GAAP measures. Please see EXHIBIT I at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, as well as for the definition of each measure.

(4)
Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days (defined below). Daily OPEX per vessel (which excludes non-recurring expenses) is calculated by dividing vessel operating expenses minus any non-recurring items (such as, increased costs due to the COVID-19 pandemic or pre-delivery expenses, if any) by Ownership days. In the future we may incur expenses that are the same as or similar to certain non-recurring expenses that were previously excluded.

(5)
Daily Net Cash G&A expenses per vessel is calculated by (1) adding the Management fee expense to the General and Administrative expenses (net of share-based compensation expense and other non-cash charges) and (2) then dividing the result by the sum of Ownership days and Charter-in days (defined below). Please see EXHIBIT I at the end of this release for a reconciliation to General and administrative expenses, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Petros Pappas, Chief Executive Officer of Star Bulk, commented:

“During the third quarter, Star Bulk reported Net Income of $43.7 million and TCE of $15,068 / day per vessel, exceeding the fleet-weighted average Baltic indices by 28.6%. Coverage for Q4 is at ~65% of our available days at a TCE of ~$17,200 / day per vessel. Our Board of Directors has approved a dividend distribution of $0.22 / share, consistent with our stated capital allocation strategy.

The agreements to repurchase in aggregate 20 million Company shares from Oaktree at an average price of $19 per share represent an important milestone for Star Bulk. We believe we have utilized a variety of tools to create value and we expect these transactions to be accretive to NAV per share, EPS and DPS:

–	We were able to repurchase a large block of shares at a significant discount to our Net Asset Value.
–	We have funded the above repurchase mostly from vessel sales at attractive historical prices during 2023.
–	Recently we sold shares through our ATM program at an average price of $19.81/share, locking in a favorable arbitrage.

We have decided to take further steps towards our fleet renewal, having designed with the selected shipyard and subsequently ordering 2 latest generation Eco Kamsarmax vessels with the option to order two additional vessels. The vessels are to be built in China to a high specification, fitted with the latest fuel-efficient engine coming into production in 2024, a shaft generator as well as Alternate Marine Power provisions reducing vessels’ energy requirements. The above will help to ensure best-in-class fuel consumptions and emissions. On the sales front, we continue to dispose of vessels opportunistically, having agreed to sell five vessels, reducing our average fleet age and improving overall fleet efficiency.

We remain optimistic about the prospects of the dry bulk market due to increasingly favorable supply dynamics, the improving macro sentiment and large global infrastructure investment needs for the world’s green transition. We intend to remain focused on actively managing our scrubber fitted and diverse fleet to take advantage of market opportunities and continue creating value for our shareholders.”

Recent Developments

Declaration of Dividend

On November 13, 2023, pursuant to our dividend policy, our Board of Directors declared a quarterly cash dividend of $0.22 per share, payable on or about December 18, 2023 to all shareholders of record as of December 5, 2023. The ex-dividend date is expected to be December 4, 2023.

At-The-Market Offering Program, Share Repurchase Program & Shares Outstanding Update

During October 2023, we issued and sold 678,282 common shares under our effective at-the-market offering programs at an average price of $19.81 per share, resulting in gross proceeds of $13.43 million.

On September 21, 2023 and on October 30, 2023 we agreed to repurchase 10 million of our common shares at a price of $18.50 per common share (the “First Oaktree Share Repurchase”) and 10 million of our common shares at a price of $19.50 per common share (the “Second Oaktree Share Repurchase”), respectively, from affiliates of Oaktree Capital Management, L.P. (“Oaktree”). The First Oaktree Share Repurchase was completed in early October, with the repurchased shares being withdrawn and cancelled. Closing of the Second Oaktree Share Repurchase is expected to occur on December 1, 2023 after which the 10 million repurchased shares will be withdrawn and cancelled.

As of the date of this release, we have 93,861,792 shares outstanding or 83,861,792 as adjusted for the closing of the Second Oaktree Share Repurchase and the expected cancellation of the repurchased common shares.

Fleet Update

In September 2023, we agreed to sell the vessel Star Zeta, which was delivered to her new owner in October 2023.

In addition, in October and November 2023 we agreed to sell the vessels Star Athena, Star Glory,  Star Theta and Star Jennifer. The vessels are expected to be delivered to their new owners in November and December 2023. The total gross proceeds from the sale of the above five vessels will be $72.5 million with a corresponding gain of $15.6 million expected to be recognized in the fourth quarter of 2023.

Lastly, as we look towards fleet renewal, in October 2023 we entered into two firm and two optional (exercisable until December 13, 2023) shipbuilding contracts with Qingdao Shipyard Co., Ltd. for the construction of four 82,000 dwt Kamsarmax newbuilding vessels. The expected delivery dates for the two firm shipbuilding contracts are November 2025 and June 2026 respectively, whereas delivery dates for the two optional shipbuilding contracts are December 2025 and August 2026, respectively. The newbuild vessels meet the latest requirements of Energy Efficiency Design Index (EEDI Phase 3) in relation to carbon intensity (CO2) and comply with the latest NOX regulations, NOX TIER III. In addition, these vessels are fitted with the latest available and most fuel efficient main engine produced by MAN B&W delivering from 2024 along with a shaft generator and Alternate Marine Power optionality, all of which help to ensure best-in-class daily fuel consumptions and emissions reduction. We have also the option to equip the vessels with Exhaust Gas Cleaning Systems (“EGCS” or “scrubbers”) before delivery.

Financing

In September 2023, we entered into a syndicated loan facility with E.SUN commercial Bank Ltd. as Agent for an amount of $140.0 million (the “ESUN $140.0 million Facility”). The ESUN $140.0 million Facility was drawn in October 2023 and is repayable in 28 equal consecutive quarterly installments of $3.8 million and a balloon payment of $32.9 million due in October 2030, along with the last installment. The loan is secured by first priority mortgages on the vessels Mackenzie, Kennadi, Honey Badger, Wolverine, Star Antares, Gargantua, Goliath and Maharaj, the lease financing of which had been prepaid in September 2023.

In October  2023, we entered into a committed termsheet with CTBC Bank Co., Ltd. for a loan facility of up to $50.0 million (the “CTBC $50.0 million Facility”). The facility will be used to refinance the outstanding amounts under other loan agreements and is expected to be drawn by the end of November 2023. The CTBC $50.0 million Facility is expected to be drawn in two tranches and will mature 5 years after the drawdown.

In November 2023, we entered into a committed termsheet with ING Bank N.V., London Branch for a senior secured bridge loan facility of $125.0 million (the “ING $125.0 million Bridge Facility”). The facility will be used to fund part of the consideration for the Second Oaktree Share Repurchase, as described above. The ING $125.0 million Bridge Facility is expected to be drawn in December 2023 and will mature one year after the drawdown.

As of the date of this press release we are in final stage of negotiations with National Bank of Greece S.A. for a loan facility of up to $156.4 million (the “NBG $156.4 million Facility”). The purpose of the facility is to refinance the outstanding amount under the existing $125.0 million loan agreement with NBG and to provide us with additional liquidity of $70.0 million which we expect to use to finance part of the consideration for the Second Oaktree Share Repurchase. The NBG $156.4 million Facility is expected to be drawn by December 31, 2023 and will mature three years after the drawdown.

In addition, following a number of interest rate swaps we have entered into, we have an outstanding total notional amount of $331.3 million under our financing agreements with an average fixed rate of 42 bps and an average maturity of 1.0 year. As of September 30, 2023 the Mark-to-Market value of our outstanding interest rate swaps stood at $15.6 million which are all designated as and qualify for hedge accounting.

Change in the Board of Directors

Pursuant to the previously announced First Oaktree Share Repurchase and the resulting reduction of Oaktree’s shareholding percentage in the Company, Oaktree has caused one of its designee directors, Mr. Ryan Lee, to resign from our Board of Directors. Mr. Lee served on our Board since August 30, 2023 as a Class B director and was a member of the Nomination and Corporate Governance Committee. The size of the Board is reduced to 10 members.

Vessel Employment Overview

Time Charter Equivalent Rate (“TCE rate”) is a non-GAAP measure. Please see EXHIBIT I at the end of this release for a reconciliation to Voyage Revenues, which is the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

Our TCE rate per day per main vessel category was as follows:

	Third quarter 2023	Nine months ended September 30, 2023

Capesize / Newcastlemax Vessels:	$17,007	$18,110
Post Panamax / Kamsarmax / Panamax Vessels:	$14,862	$14,046
Ultramax / Supramax Vessels:	$13,082	$13,266

Amounts shown throughout the press release and variations in period–over–period comparisons are derived from the actual unaudited numbers in our books and records. Reference to per share figures below are based on 96,139,203 and 102,541,314 weighted average diluted shares for the third quarter of 2023 and 2022, respectively.

Third Quarter 2023 and 2022 Results

For the third quarter of 2023, we had a net income of $43.7 million, or $0.45 earnings per share, compared to a net income for the third quarter of 2022 of $109.7 million, or $1.07 earnings per share. Adjusted net income, which excludes certain non-cash items, was $33.1 million, or $0.34 earnings per share, for the third quarter of 2023, compared to an adjusted net income of $136.3 million for the third quarter of 2022, or $1.33 earnings per share.

Net cash provided by operating activities for the third quarter of 2023 was $68.5 million, compared to $184.5 million for the third quarter of 2022. Adjusted EBITDA, which excludes certain non-cash items, was $84.2 million for the third quarter of 2023, compared to $189.9 million for the third quarter of 2022.

Voyage revenues for the third quarter of 2023 decreased to $223.1 million from $364.1 million in the third quarter of 2022 and Time charter equivalent revenues (“TCE Revenues”)1 were $162.5 million for the third quarter of 2023, compared to $266.7 million for the third quarter of 2022. TCE rate for the third quarter of 2023 was $15,068 per day compared to $24,365 per day for the third quarter of 2022 which is indicative of the weaker market conditions continuing to prevail during the recent quarter.

For the third quarters of 2023 and 2022, vessel operating expenses were $54.9 million and $60.1 million, respectively. The decrease is mainly due to the decrease in the average number of vessels in our fleet to 121.5 in the third quarter of 2023 from 128.0 for the corresponding quarter of 2022. Vessel operating expenses for the third quarter of 2023 included additional $0.7 million pre-delivery expenses, due to change of management of certain vessels from third party to in-house. Vessel operating expenses for the third quarter of 2022 included additional crew expenses related to the increased number and cost of crew changes performed during the period as a result of COVID-19 related restrictions estimated to be $1.9 million and pre-delivery expenses due to change of management of $2.1 million.

Drydocking expenses for the third quarters of 2023 and 2022 were $11.6 million and $9.8 million, respectively. During both periods eight vessels completed their periodic dry docking surveys.

General and administrative expenses for the third quarters of 2023 and 2022 were $13.6 million and $18.4 million, respectively. The stock based compensation expense for the third quarter of 2023 decreased to $6.3 million compared to $11.9 million for the corresponding quarter in 2022. Vessel management fees for the third quarter of 2023 decreased to $4.3 million from $4.9 million for the third quarter of 2022, due to the change of management of certain vessels, from third party to in-house, as described above. Our daily net cash general and administrative expenses per vessel (including management fees and excluding share-based compensation and other non-cash charges) for the third quarters of 2023 and 2022 were $1,024 and $950, respectively.

Depreciation expense decreased to $34.5 million for the third quarter of 2023 compared to $39.6 million for the corresponding period in 2022. The decrease is primarily driven by the change in the estimated scrap rate per light weight ton from $300 to $400 effective January 1, 2023, which resulted in lower depreciation expense by $3.9 million in the third quarter of 2023, together with the decrease in the average number of vessels in our fleet.

Our results for the third quarters of 2023 and 2022 include a loss on write-down of inventories of $0.8 million and $14.9 million, respectively, in connection with the valuation of the bunkers remaining on board our vessels, as a result of their lower net realizable value compared to their historical cost.

Our results for the third quarter of 2023 include an aggregate net gain of $18.9 million which resulted from the completion of the sale of vessels Star Polaris, Star Centaurus, Star Columba, Star Aquila, Star Cepheus and Star Hercules.

Interest and finance costs for the third quarters of 2023 and 2022 were $18.1 million and $13.4 million, respectively. The driving factor for this increase is the significant increase in variable interest rates, which was partially offset by the positive effect from our interest rate swaps and the decrease in our weighted average outstanding indebtedness as well as the recent refinacings of older facilities with more favorable terms. Interest income and other income/(loss) for the third quarters of 2023 and 2022 amounted to $3.7 million and $0.2 million, respectively. The increase of interest income is attributable to both higher interest rates earned and higher cash balances maintained during the third quarter of 2023 compared to the corresponding period in 2022 as well as due to lower foreign exchange losses recognized in the current period compared to the corresponding period in 2022.

Loss on debt extinguishment for the third quarters of 2023 and 2022 were $4.3 million and $1.3 million, respectively and was primarily affected by increased write-offs of unamortized debt issuance costs and other expenses incurred in connection with the loan and lease prepayments in 2023 compared to the corresponding period in 2022.

1 Please see the table at the end of this release for the calculation of the TCE Revenues.

Unaudited Consolidated Income Statements

(Expressed in thousands of U.S. dollars except for share and per share data)	Third quarter 2023	Third quarter 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022

Revenues:
Voyage revenues	$223,087	$364,136	$685,808	$1,142,353
Total revenues	223,087	364,136	685,808	1,142,353

Expenses:
Voyage expenses	(57,587)	(92,310)	(186,222)	(212,095)
Charter-in hire expenses	(4,231)	(4,843)	(13,926)	(17,793)
Vessel operating expenses	(54,922)	(60,140)	(167,225)	(175,987)
Dry docking expenses	(11,605)	(9,844)	(30,466)	(29,013)
Depreciation	(34,474)	(39,555)	(104,549)	(117,024)
Management fees	(4,278)	(4,864)	(12,738)	(14,664)
Loss on bad debt	-	-	(300)	-
General and administrative expenses	(13,645)	(18,367)	(36,320)	(44,279)
Gain/(Loss) on forward freight agreements and bunker swaps, net	2,170	322	6,377	(3,617)
Impairment loss	-	-	(7,700)	-
Other operational loss	(283)	(288)	(609)	(1,062)
Other operational gain	148	4,788	33,824	6,891
Gainon sale of vessels	18,867	-	18,833	-
Loss on write-down of inventory	(822)	(14,901)	(5,565)	(14,901)

Operating income	62,425	124,134	179,222	518,809

Interest and finance costs	(18,058)	(13,448)	(49,789)	(37,756)
Interest income and other income/(loss)	3,672	168	10,265	229
Gain/(Loss) on interest rate swaps, net	-	-	(507)	-
Gain/(Loss) on debt extinguishment, net	(4,289)	(1,272)	(5,177)	(1,143)
Total other expenses, net	(18,675)	(14,552)	(45,208)	(38,670)

Income before taxes and equity in income/(loss) of investee	$43,750	$109,582	$134,014	$480,139

Income taxes	(78)	(7)	(181)	(44)

Income before equity in income/(loss) of investee	43,672	109,575	133,833	480,095

Equity in income/(loss) of investee	(17)	118	16	108

Net income	$43,655	$109,693	$133,849	$480,203

Earnings per share, basic	$0.46	$1.08	$1.31	$3.67
Earnings per share, diluted	$0.45	$1.07	$1.30	$3.66
Weighted average number of shares outstanding, basic	95,664,267	101,945,181	102,434,767	130,715,574
Weighted average number of shares outstanding, diluted	96,139,203	102,541,314	102,825,781	131,141,620

Unaudited Consolidated Condensed Balance Sheet Data

(Expressed in thousands of U.S. dollars)

ASSETS	September 30, 2023	December 31, 2022
Cash and cash equivalents and resticted cash, current	$300,295	284,323
Other current assets	195,161	217,769
TOTAL CURRENT ASSETS	495,456	502,092

Vessels and other fixed assets, net	2,637,583	2,881,551
Restricted cash, non current	2,021	2,021
Other non-current assets	36,873	47,960
TOTAL ASSETS	$3,171,933	$3,433,624

Current portion of long-term bank loans and lease financing	$167,303	$181,947
Other current liabilities	176,317	100,608
TOTAL CURRENT LIABILITIES	343,620	282,555

Long-term bank loans and lease financing non-current (net of unamortized deferred finance fees of $7,163 and $11,694, respectively)	846,324	1,103,233
Other non-current liabilities	169,423	28,494
TOTAL LIABILITIES	$1,359,367	$1,414,282

SHAREHOLDERS’ EQUITY	1,812,566	2,019,342

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,171,933	$3,433,624

Unaudited Consolidated Condensed Cash Flow Data

(Expressed in thousands of U.S. dollars)	Nine months ended September 30, 2023	Nine months ended September 30, 2022

Net cash provided by / (used in) operating activities	$247,173	$653,562

Acquisition of other fixed assets	(123)	(261)
Capital expenditures for vessel modifications/upgrades and other equipment	(12,550)	(19,008)
Cash proceeds from vessel sales and total loss	198,078	-
Hull and machinery insurance proceeds	558	2,393
Net cash provided by / (used in) investing activities	185,963	(16,876)

Proceeds from vessels’ new debt	142,000	242,000
Scheduled vessels’ debt repayment	(131,087)	(151,696)
Debt prepayment	(271,120)	(256,702)
Financing and debt extinguishment fees paid	(4,289)	(5,140)
Offering expenses	(55)	(293)
Proceeds from issuance of common stock	-	19,792
Repurchase of common shares	(13,056)	(20,068)
Dividends paid	(139,556)	(545,140)
Net cash provided by / (used in) financing activities	(417,163)	(717,247)

Summary of Selected Data

	Third quarter 2023	Third quarter 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Average number of vessels (1)	121.5	128.0	125.1	128.0
Number of vessels (2)	120	128	120	128
Average age of operational fleet (in years) (3)	11.7	10.6	11.7	10.6
Ownership days (4)	11,177	11,776	34,159	34,944
Available days (5)	10,785	10,947	32,867	33,158
Charter-in days (6)	204	212	633	717
Daily Time Charter Equivalent Rate (7)	$15,068	$24,365	$15,035	$27,418
Daily OPEX per vessel (8)	$4,914	$5,107	$4,895	$5,036
Daily OPEX per vessel (excl. non recurring expenses) (8)	$4,851	$4,769	$4,772	$4,730
Daily Net Cash G&A expenses per vessel (9)	$1,024	$950	$1,045	$1,008

(1) Average number of vessels is the number of vessels that constituted our owned fleet for the relevant period, as measured by the sum of the number of days each operating vessel was a part of our owned fleet during the period divided by the number of calendar days in that period.
(2) As of the last day of the periods reported.
(3) Average age of our operational fleet is calculated as of the end of each period.
(4) Ownership days are the total calendar days each vessel in the fleet was owned by us for the relevant period, including vessels subject to sale and leaseback transactions and finance leases.
(5) Available days for the fleet are the Ownership days after subtracting off-hire days for major repairs, dry docking or special or intermediate surveys, change of management  and vessels’ improvements and upgrades. The available days for each period presented were also decreased by off-hire days relating to disruptions in connection with crew changes as a result of the COVID-19 pandemic. Our method of computing Available Days may not necessarily be comparable to Available Days of other companies.
(6) Charter-in days are the total days that we charter-in vessels, not owned by us.
(7) Time charter equivalent rate represents the weighted average daily TCE rates of our operating fleet (including owned fleet and fleet under charter-in arrangements). TCE rate is a measure of the average daily net revenue performance of our vessels. Our method of calculating TCE rate is determined by dividing (a) TCE Revenues, which consists of Voyage Revenues net of voyage expenses, charter-in hire expense, amortization of fair value of above/below market acquired time charter agreements, if any, as well as adjusted for the impact of realized gain/(loss) on forward freight agreements (“FFAs”) and bunker swaps by (b) Available days for the relevant time period. Available days do not include the Charter-in days as per the relevant definitions provided above. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract, as well as commissions. In the calculation of TCE Revenues, we also include the realized gain/(loss) on FFAs and bunker swaps as we believe that this method better reflects the chartering result of our fleet and is more comparable to the method used by our peers. TCE Revenues and TCE rate, which are non-GAAP measures, provide additional meaningful information in conjunction with Voyage Revenues, the most directly comparable GAAP measure, because they assist our management in making decisions regarding the deployment and use of our vessels and because we believe that they provide useful information to investors regarding our financial performance. TCE rate is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., voyage charters, time charters, bareboat charters and pool arrangements) under which its vessels may be employed between the periods. Our method of computing TCE Revenues and TCE rate may not necessarily be comparable to those of other companies. For a detailed calculation please see Exhibit I at the end of this release with the reconciliation of Voyage Revenues to TCE.
 (8) Daily OPEX per vessel is calculated by dividing vessel operating expenses by Ownership days. Daily OPEX per vessel (excluding non- recurring expenses) is calculated by dividing vessel operating expenses minus any non-recurring expenses or other additional expenses due to conditions outside of the Company’s control (such as pre-delivery expenses for each vessel at acquisition or at change of management or increased costs due to the COVID-19 pandemic, if any ) by Ownership days. We exclude the abovementioned expenses that may occur occasionally from our Daily OPEX per vessel, since these generally represent items that we would not anticipate occurring as part of our normal business on a regular basis. We believe that Daily OPEX per vessel (excluding non-recurring expenses) is a useful measure for our management and investors for period to period comparison with respect to our operating cost performance since such measure eliminates the effects of non-recurring items which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance. In the future we may incur expenses that are the same as or similar to certain non-recurring expenses that were previously excluded. Vessel operating expenses for the nine month period ended September 30, 2023 and 2022 included additional crew expenses related to the increased number of crew changes performed during the period as a result of COVID-19 restrictions imposed in 2020 estimated to be $2.1 million and $7.5 million, respectively. In addition vessel operating expenses for the nine month period ended September 30, 2023 and 2022  included pre-delivery expenses due to change of management of $2.1 million and $3.2 million, respectively.
(9) Please see Exhibit I at the end of this release for the reconciliation to General and administrative expenses, the most directly comparable GAAP measure. We believe that Daily Net Cash G&A expenses per vessel is a useful measure for our management and investors for period to period comparison with respect to our financial performance since such measure eliminates the effects of non-cash items which may vary from period to period, are not part of our daily business and derive from reasons unrelated to overall operating performance.

EXHIBIT I: Non-GAAP Financial Measures

EBITDA and Adjusted EBITDA Reconciliation

We include EBITDA (earnings before interest, taxes, depreciation and amortization) herein since it is a basis upon which we assess our liquidity position and we believe that it presents useful information to investors regarding our ability to service and/or incur indebtedness.

To derive Adjusted EBITDA from EBITDA, we exclude non-cash gains/(losses) such as those related to sale of vessels or vessel total loss, share based compensation expense, impairment loss, loss from bad debt, change in fair value of forward freight agreements and bunker swaps, the equity in income/(loss) of investee and other non-cash charges, if any, which may vary from period to period and for different companies and because these items do not reflect operational cash inflows and outflows of our fleet.

EBITDA and Adjusted EBITDA do not represent and should not be considered as alternatives to cash flow from operating activities or Net income, as determined by United States generally accepted accounting principles, or U.S. GAAP. Our method of computing EBITDA and Adjusted EBITDA may not necessarily be comparable to other similarly titled captions of other companies.

The following table reconciles net cash provided by operating activities to EBITDA and Adjusted EBITDA:

(Expressed in thousands of U.S. dollars)	Third quarter 2023	Third quarter 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022

Net cash provided by/(used in) operating activities	$67,103	$184,475	$247,173	$653,562
Net decrease / (increase) in current assets	11,742	(13,520)	1,831	11,760
Net increase / (decrease) in operating liabilities, excluding current portion of long term debt	(8,239)	6,830	(21,445)	(24,679)
Impairment loss	-	-	(7,700)	-
Gain/(Loss) on debt extinguishment, net	(4,289)	(1,272)	(5,177)	(1,143)
Share – based compensation	(6,341)	(11,908)	(12,701)	(23,388)
Amortization of debt (loans & leases) issuance costs	(811)	(1,159)	(2,801)	(3,800)
Unrealized gain / (loss) on forward freight agreements and bunker swaps	934	585	(2,131)	(292)
Total other expenses, net	18,675	14,552	45,208	38,670
Gain from insurance proceeds relating to vessel total loss	-	-	28,163	-
Loss on bad debt	-	-	(300)	-
Income tax	78	7	181	44
Gain on sale of vessels	18,867	-	18,833	-
Gain from Hull & Machinery claim	-	-	200	-
Loss on write-down of inventory	(822)	(14,901)	(5,565)	(14,901)
Equity in income/(loss) of investee	(17)	118	16	108
EBITDA	$96,880	$163,807	$283,785	$635,941

Equity in (income)/loss of investee	17	(118)	(16)	(108)
Unrealized (gain)/loss on forward freight agreements and bunker swaps	(934)	(585)	2,131	292
(Gain) on sale of vessels	(18,867)	-	(18,833)	-
Loss on write-down of inventory	822	14,901	5,565	14,901
Gain from insurance proceeds relating to vessel total loss	-	-	(28,163)	-
Share-based compensation	6,341	11,908	12,701	23,388
Loss on bad debt	-	-	300	-
Impairment loss	-	-	7,700	-
Other non-cash charges	(71)	(63)	5	(384)
Adjusted EBITDA	$84,188	$189,850	$265,175	$674,030

Net income and Adjusted Net income Reconciliation and Calculation of Adjusted Earnings Per Share

To derive Adjusted Net Income and Adjusted Earnings Per Share from Net Income, we exclude non-cash items, as provided in the table below. We believe that Adjusted Net Income and Adjusted Earnings Per Share assist our management and investors by increasing the comparability of our performance from period to period since each such measure eliminates the effects of such non-cash items as gain/(loss) on sale of assets, unrealized gain/(loss) on derivatives, impairment loss and other items which may vary from period to period, for reasons unrelated to overall operating performance. In addition, we believe that the presentation of the respective measure provides investors with supplemental data relating to our results of operations, and therefore, with a more complete understanding of factors affecting our business than with GAAP measures alone. Our method of computing Adjusted Net Income and Adjusted Earnings Per Share may not necessarily be comparable to other similarly titled captions of other companies.

(Expressed in thousands of U.S. dollars except for share and per share data)	Third quarter 2023	Third quarter 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Net income	$43,655	$109,693	$133,849	$480,203
Loss on bad debt	-	-	300	-
Share – based compensation	6,341	11,908	12,701	23,388
Other non-cash charges	(71)	(63)	5	(384)
Unrealized (gain) / loss on forward freight agreements and bunker swaps, net	(934)	(585)	2,131	292
Unrealized (gain) / loss on interest rate swaps, net	-	-	507	-
(Gain) on sale of vessels	(18,867)	-	(18,833)	-
Impairment loss	-	-	7,700	-
Gain from insurance proceeds relating to vessel total loss	-	-	(28,163)	-
Loss on write-down of inventory	822	14,901	5,565	14,901
(Gain)/Loss on debt extinguishment, net (non-cash)	2,178	521	2,963	(1,952)
Equity in (income)/loss of investee	17	(118)	(16)	(108)
Adjusted Net income	$33,141	$136,257	$118,709	$516,340
Weighted average number of shares outstanding, basic	95,664,267	101,945,181	102,434,767	130,715,574
Weighted average number of shares outstanding, diluted	96,139,203	102,541,314	102,825,781	131,141,620
Adjusted Basic Earnings Per Share	$0.35	$1.34	$1.16	$3.95
Adjusted Diluted Earnings Per Share	$0.34	$1.33	$1.15	$3.94

Voyage Revenues to Daily Time Charter Equivalent (“TCE”) Reconciliation

(In thousands of U.S. Dollars, except for TCE rates)	Third quarter 2023	Third quarter 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
Voyage revenues	$223,087	$364,136	$685,808	$1,142,353
Less:
Voyage expenses	(57,587)	(92,310)	(186,222)	(212,095)
Charter-in hire expenses	(4,231)	(4,843)	(13,926)	(17,793)
Realized gain/(loss) on FFAs/bunker swaps, net	1,236	(263)	8,508	(3,325)
Time Charter equivalent revenues	$162,505	$266,720	$494,168	$909,140

Available days	10,785	10,947	32,867	33,158
Daily Time Charter Equivalent Rate ("TCE")	$15,068	$24,365	$15,035	$27,418

Daily Net Cash G&A expenses per vessel Reconciliation

(In thousands of U.S. Dollars, except for daily rates)	Third quarter 2023	Third quarter 2022	Nine months ended September 30, 2023	Nine months ended September 30, 2022
General and administrative expenses	$13,645	$18,367	$36,320	$44,279
Plus:
Management fees	4,278	4,864	12,738	14,664
Less:
Share – based compensation	(6,341)	(11,908)	(12,701)	(23,388)
Other non-cash charges	71	63	(5)	384
Net Cash G&A expenses	$11,653	$11,386	$36,352	$35,939

Ownership days	11,177	11,776	34,159	34,944
Charter-in days	204	212	633	717
Daily Net Cash G&A expenses per vessel	$1,024	$950	$1,045	$1,008

Conference Call details:
Our management team will host a conference call to discuss our financial results on Tuesday, November 14, 2023 at 11:00 a.m., Eastern Time (ET).

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405 1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In), or +0 800 756 3429 (UK Toll Free Dial In). Please quote “Star Bulk Carriers” to the operator and/or conference ID 13740275. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the “call me” option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the “call me” option.

Slides and audio webcast:
There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website www.starbulk.com and click on Events & Presentations. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Star Bulk
Star Bulk is a global shipping company providing worldwide seaborne transportation solutions in the dry bulk sector. Star Bulk’s vessels transport major bulks, which include iron ore, minerals and grain, and minor bulks, which include bauxite, fertilizers and steel products. Star Bulk was incorporated in the Marshall Islands on December 13, 2006 and maintains executive offices in Athens, New York, Limassol, Singapore and Germany. Its common stock trades on the Nasdaq Global Select Market under the symbol “SBLK”. As of November 13, 2023 and as adjusted for the delivery of a) the five agreed to be sold vessels to their new owner as discussed above and b) the two firm Kamsarmax vessels currently under construction, Star Bulk operates a fleet of 117 vessels, with an aggregate capacity of 13.2 million dwt, consisting of 17 Newcastlemax, 20 Capesize, 2 Mini Capesize, 7 Post Panamax, 41 Kamsarmax, 2 Panamax, 19 Ultramax and 9 Supramax vessels with carrying capacities between 53,489 dwt and 209,529 dwt.

In addition, as of the date of this release, we have entered into long-term charter-in arrangements with respect to four Kamsarmax newbuildings and two Ultramax newbuildings which are expected to be delivered during 2024 with an approximate duration of seven years per vessel plus optional years. In addition, in November 2021 we took delivery of the Capesize vessel Star Shibumi, under a long-term charter-in contract for a period up to November 2028.

Forward-Looking Statements
Matters discussed in this press release may constitute forward looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “projects,” “likely,” “will,”“would,” “could,” “should,” “may,” “forecasts,” “potential,” “continue,” “possible” and similar expressions or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, examination by our management of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include general dry bulk shipping market conditions, including fluctuations in charter rates and vessel values; the strength of world economies; the stability of Europe and the Euro; fluctuations in currencies, interest rates and foreign exchange rates; business disruptions due to natural disasters or other disasters outside our control, such as the ongoing novel coronavirus (“COVID-19”) pandemic (and variants that may emerge); the length and severity of epidemics and pandemics, including COVID-19 and its impact on the demand for seaborne transportation in the dry bulk sector; changes in supply and demand in the dry bulk shipping industry, including the market for our vessels and the number of newbuildings under construction; the potential for technological innovation in the sector in which we operate and any corresponding reduction in the value of our vessels or the charter income derived therefrom; changes in our expenses, including bunker prices, dry docking, crewing  and insurance costs; changes in governmental rules and regulations or actions taken by regulatory authorities; potential liability from pending or future litigation and potential costs due to environmental damage and vessel collisions; the impact of increasing scrutiny and changing expectations from investors, lenders, charterers and other market participants with respect to our Environmental, Social and Governance (“ESG”) practices; our ability to carry out our ESG initiatives and thereby meet our ESG goals and targets; new environmental regulations and restrictions, whether at a global level stipulated by the International Maritime Organization, and/or regional/national level imposed by regional authorities such as the European Union or individual countries; potential cyber-attacks which may disrupt our business operations; general domestic and international political conditions or events, including “trade wars”, the ongoing conflict between Russia and Ukraine and the conflict between Israel and Hamas; the impact on our common shares and reputation if our vessels were to call on ports located in countries that are subject to restrictions imposed by the U.S. or other governments; potential physical disruption of shipping routes due to accidents, climate-related reasons (acute and chronic), political events, public health threats, international hostilities and instability, piracy or acts by terrorists; the availability of financing and refinancing; the failure of our contract counterparties to meet their obligations; our ability to meet requirements for additional capital and financing to  grow our business; the impact of our indebtedness and the compliance with the covenants included in our debt agreements; vessel breakdowns and instances of off‐hire; potential exposure or loss from investment in derivative instruments; potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management and our ability to complete acquisition transactions as and when planned and upon the expected terms and the impact of port or canal congestion or disruptions. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

Contacts

Company:
Simos Spyrou, Christos Begleris	Investor Relations / Financial Media:
Co ‐ Chief Financial Officers	Nicolas Bornozis
Star Bulk Carriers Corp.	President
c/o Star Bulk Management Inc.	Capital Link, Inc.
40 Ag. Konstantinou Av.	230 Park Avenue, Suite 1536
Maroussi 15124	New York, NY 10169
Athens, Greece	Tel. (212) 661‐7566
Email: info@starbulk.com	E‐mail: starbulk@capitallink.com
www.starbulk.com	www.capitallink.com